                                                                               .
                                                                               .
                                                                               .

                                                                   Exhibit 99.3

                         The Pepsi Bottling Group, Inc.
                 Condensed Consolidated Statements of Operations in millions except per share amounts, unaudited

                                                                                        12-Weeks Ended
                                                                                        --------------
                                                                                    March          March
                                                                                   22, 2003       23, 2002
                                                                                   --------       --------

      Net revenues...........................................................       $1,874         $1,772
      Cost of sales..........................................................          927            942
                                                                                     -----          -----

      Gross profit...........................................................          947            830
      Selling, delivery and administrative expenses..........................          827            695
                                                                                     -----          -----

      Operating income.......................................................          120            135
      Interest expense, net..................................................           53             45
      Other non-operating expenses, net......................................            3              -
      Minority interest......................................................            5              8
                                                                                     -----          -----

      Income before income taxes.............................................           59             82
      Income tax expense.....................................................           20             28
                                                                                     -----          -----

      Income before cumulative effect of change in accounting principle......           39             54
      Cumulative effect of change in accounting principle, net of tax and
         minority interest...................................................            6              -
                                                                                     -----          -----

      Net income.............................................................       $   33         $   54
                                                                                     =====          =====

      Basic  earnings  per  share  before  cumulative  effect  of  change in
         accounting principle................................................       $ 0.14         $ 0.19
      Cumulative effect of change in accounting principle....................        (0.02)             -
                                                                                     -----          -----
      Basic earnings per share...............................................       $ 0.12         $ 0.19
                                                                                     =====          =====

      Weighted-average shares outstanding....................................          279            280

      Diluted  earnings  per  share  before  cumulative  effect of change in
         accounting principle.................................................      $ 0.14         $ 0.19
      Cumulative effect of change in accounting principle.....................       (0.02)             -
                                                                                     -----          -----
      Diluted earnings per share.............................................       $ 0.12         $ 0.19
                                                                                     =====          =====

      Weighted-average shares outstanding....................................          287            291

     See accompanying notes to Condensed Consolidated Financial Statements.



                         The Pepsi Bottling Group, Inc.
                 Condensed Consolidated Statements of Cash Flows
                             in millions, unaudited
                                                                                       12-Weeks Ended
                                                                                       --------------
                                                                                     March         March
                                                                                   22, 2003       23, 2002
                                                                                   --------       --------
Cash Flows - Operations
  Net income..................................................................      $   33         $   54
  Adjustments to reconcile net income to net cash provided by operations:
   Depreciation...............................................................         117             91
   Amortization...............................................................           2              2
   Deferred income taxes......................................................           4             11
   Cumulative effect of change in accounting principle........................           6              -
   Other non-cash charges and credits, net....................................          64             56
   Changes in operating working capital, excluding effects of acquisitions
     Accounts receivable, net.................................................          51            (21)
     Inventories, net.........................................................         (24)            (9)
     Prepaid expenses and other current assets................................         (37)            (3)
     Accounts payable and other current liabilities...........................        (183)           (87)
     Income taxes payable.....................................................          37              -
                                                                                     -----          -----
   Net change in operating working capital ...................................        (156)          (120)
                                                                                     -----          -----
   Other, net.................................................................          (3)            (6)
                                                                                     -----          -----

Net Cash Provided by Operations...............................................          67             88
                                                                                     -----          -----

Cash Flows - Investments
   Capital expenditures.......................................................        (112)          (110)
   Acquisitions of bottlers...................................................         (82)           (24)
   Sale of property, plant and equipment......................................           1              1
                                                                                     -----          -----

Net Cash Used for Investments.................................................        (193)          (133)
                                                                                     -----          -----

Cash Flows - Financing
   Short-term borrowings - three months or less...............................         120             15
   Dividends paid.............................................................          (3)            (3)
   Proceeds from exercise of stock options....................................           7              3
   Purchases of treasury stock................................................        (105)           (34)
                                                                                     -----          -----

Net Cash Provided by (Used for) Financing.....................................          19            (19)
                                                                                     -----          -----

Effect of Exchange Rate Changes on Cash and Cash Equivalents.................. .        (1)             -
                                                                                     -----          -----
Net Decrease in Cash and Cash Equivalents..................................... .      (108)           (64)
Cash and Cash Equivalents - Beginning of Period............................... .       222            277
                                                                                     -----          -----
Cash and Cash Equivalents - End of Period..................................... .    $  114         $  213
                                                                                     =====          =====

Supplemental Cash Flow Information
Net third-party interest paid................................................. .    $   76         $   95
                                                                                     =====          =====
Net income taxes (received) / paid..............................................    $  (19)        $   16
                                                                                     =====          =====

     See accompanying notes to Condensed Consolidated Financial Statements.


                         The Pepsi Bottling Group, Inc.
                      Condensed Consolidated Balance Sheets
                      in millions, except per share amounts
                                                                                 (Unaudited)
                                                                                    March         December
                                                                                   22, 2003       28, 2002
                                                                                   --------       --------
  Assets
  Current Assets
    Cash and cash equivalents................................................      $   114        $   222
    Accounts receivable, less allowance of $72 at
         March 22, 2003 and $67 at December 28, 2002.........................          882            922
    Inventories..............................................................          397            378
    Prepaid expenses and other current assets................................          207            215
                                                                                    ------         ------
            Total Current Assets.............................................        1,600          1,737

  Property, plant and equipment, net.........................................        3,300          3,308
  Intangible assets, net.....................................................        4,727          4,687
  Investment in debt defeasance trust........................................          171            170
  Other assets...............................................................          120            125
                                                                                    ------         ------
            Total Assets.....................................................      $ 9,918        $10,027
                                                                                    ======         ======

  Liabilities and Shareholders' Equity
  Current Liabilities
    Accounts payable and other current liabilities...........................      $   997        $ 1,179
    Short-term borrowings....................................................          170             51
    Current maturities of long-term debt.....................................        1,016             18
                                                                                    ------         ------
            Total Current Liabilities........................................        2,183          1,248

  Long-term debt.............................................................        3,519          4,523
  Other liabilities..........................................................          847            819
  Deferred income taxes......................................................        1,274          1,265
  Minority interest..........................................................          352            348
                                                                                    ------         ------
            Total Liabilities................................................        8,175          8,203

  Shareholders' Equity
     Common stock, par value $0.01 per share:
         authorized 900 shares, issued 310 shares............................            3              3
     Additional paid-in capital..............................................        1,755          1,750
     Retained earnings.......................................................        1,096          1,066
     Accumulated other comprehensive loss....................................         (485)          (468)
     Deferred compensation...................................................           (5)             -
     Treasury stock: 34 shares and 30 shares at March 22, 2003 and December
      28, 2002, respectively, at cost........................................         (621)          (527)
                                                                                    ------         ------
            Total Shareholders' Equity.......................................        1,743          1,824
                                                                                    ------         ------
            Total Liabilities and Shareholders' Equity.......................      $ 9,918        $10,027
                                                                                    ======         ======

     See accompanying notes to Condensed Consolidated Financial Statements.

Notes to Condensed Consolidated Financial Statements
Tabular dollars in millions
--------------------------------------------------------------------------------

Note 1 - Basis of Presentation
     The Pepsi Bottling Group, Inc. ("PBG" or "the Company") is the world's largest manufacturer, seller and distributor of Pepsi-Cola beverages consisting of bottling operations located in the United States, Mexico, Canada, Spain, Greece, Russia and Turkey. References to PBG throughout these Condensed Consolidated Financial Statements are made using the first-person notations of "we", "our" and "us."

     As of March 22, 2003, PepsiCo Inc.'s ("PepsiCo") ownership consisted of 38.4% of our outstanding common stock and 100% of our outstanding Class B common stock, together representing 43.5% of the voting power of all classes of our voting stock. PepsiCo also owns approximately 6.8% of the equity of Bottling Group, LLC, our principal operating subsidiary.

     The accompanying Condensed Consolidated Balance Sheet at March 22, 2003 and the Condensed Consolidated Statements of Operations and Cash Flows for the 12-weeks ended March 22, 2003 and March 23, 2002 have not been audited, but have been prepared in conformity with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. These Condensed Consolidated Financial Statements should be read in conjunction with the audited consolidated financial statements for the fiscal year ended December 28, 2002 as presented in our Annual Report on Form 10-K. In the opinion of management, this interim information includes all material adjustments, which are of a normal and recurring nature, necessary for a fair presentation.

     Beginning in 2003, Russia is no longer considered highly inflationary, and as a result, changed its functional currency from the U.S. dollar to the Russian ruble. There was no material impact on our consolidated financial statements as a result of Russia's change in functional currency in 2003.

     Our U.S. and Canadian operations report using a fiscal year that consists of 52 weeks, ending on the last Saturday in December. Every five or six years a 53rd week is added. Our remaining countries report using a calendar year basis. For the first quarter, our U.S. and Canadian operating results consisted of a twelve-week period, while our operating results for our remaining countries consisted of the months of January and February.

     Certain reclassifications were made in our Condensed Consolidated Financial Statements to 2002 amounts to conform to the 2003 presentation.

Note 2 - Seasonality of Business
     The results for the first quarter are not necessarily indicative of the results that may be expected for the full year because of business seasonality. The seasonality of our operating results arises from higher sales in the second and third quarters versus the first and fourth quarters of the year, combined with the impact of fixed costs, such as depreciation and interest, which are not significantly impacted by business seasonality.

Note 3 - Inventories
                                                           March       December
                                                         22, 2003      28, 2002
                                                         --------      --------
Raw materials and supplies...........................     $ 153         $ 162
Finished goods.......................................       244           216
                                                           ----          ----
                                                          $ 397         $ 378
                                                           ====          ====

Note 4 - Property, plant and equipment, net

                                                                                    March         December
                                                                                   22, 2003       28, 2002
                                                                                   --------       --------
Land.........................................................................      $   228        $   228
Buildings and improvements...................................................        1,128          1,126
Manufacturing and distribution equipment.....................................        2,817          2,768
Marketing equipment..........................................................        2,036          2,008
Other........................................................................          154            154
                                                                                    ------         ------
                                                                                     6,363          6,284
Accumulated depreciation.....................................................       (3,063)        (2,976)
                                                                                    ------         ------
                                                                                   $ 3,300        $ 3,308
                                                                                    ======         ======

Note 5 - Intangible assets, net
                                                                                    March         December
                                                                                   22, 2003       28, 2002
                                                                                   --------       --------
Intangibles subject to amortization:
Gross carrying amount:
Franchise rights.............................................................      $    22        $    20
Other identifiable intangibles................................................          25             24
                                                                                    ------         ------
                                                                                        47             44
                                                                                    ------         ------
Accumulated amortization:
Franchise rights.............................................................           (6)            (6)
Other identifiable intangibles...............................................          (11)            (9)
                                                                                    ------         ------
                                                                                       (17)           (15)
                                                                                    ------         ------
Intangibles subject to amortization, net.....................................           30             29
                                                                                    ------         ------

Intangibles not subject to amortization:
Carrying amount:
Franchise rights.............................................................        3,441          3,424
Goodwill.....................................................................        1,214          1,192
Other identifiable intangibles...............................................           42             42
                                                                                    ------         ------
Intangibles not subject to amortization......................................        4,697          4,658
                                                                                    ------         ------
Total intangible assets, net.................................................      $ 4,727        $ 4,687
                                                                                    ======         ======

     Total intangible assets increased by $40 million due to purchase price allocations relating to our recent acquisitions of $68 million, offset by a negative impact from currency translation adjustments of $26 million and amortization of intangible assets of $2 million.

     For intangible assets subject to amortization, we calculate amortization expense on a straight-line basis over the period we expect to receive economic benefit. Total amortization expense was $2 million for the twelve-weeks ended March 22, 2003 and March 23, 2002. The weighted-average amortization period for each category of intangible assets and their estimated aggregate amortization expense expected to be recognized over the next five years are as follows:


                                      Weighted-Average      Estimated Aggregate Amortization Expense to be Incurred
                                      ----------------      -------------------------------------------------------
                                       Amortization
                                       ------------
                                         Period
                                         ------
                                                           Balance of                 Fiscal Year Ending
                                                           ----------                 ------------------
                                                              2003          2004       2005         2006         2007
                                                              ----          ----       ----         ----         ----
Franchise rights......................   5 years               $3            $4         $4           $2           $1
Other identifiable intangibles........   7 years               $3            $4         $3           $2           $1

Note 6 - Acquisitions
     During 2003 we acquired the operations and exclusive right to manufacture, sell and distribute Pepsi-Cola beverages from two PepsiCo franchise bottlers. The following acquisitions occurred for an aggregate purchase price of $77 million in cash and liabilities of $7 million:

o    Pepsi-Cola Buffalo Bottling Corp. of Buffalo, New York in February in 2003.
o    Cassidy's Beverage Limited of New Brunswick, Canada in February in 2003.

     As a result of these acquisitions, we have assigned $68 million of the purchase price to intangible assets, of which $14 million was assigned to goodwill and $54 million to franchise rights. The goodwill and franchise rights are not subject to amortization. As part of our purchase of the Pepsi-Cola Buffalo Bottling Corp., we may be required to pay to the prior owners up to $5 million over the next three years in accordance with the purchase agreement. The final allocations of the purchase price for these acquisitions are still preliminary and will be determined based on the fair value of assets acquired and liabilities assumed as of the dates of acquisition.

     These acquisitions were made to enable us to provide better service to our large retail customers. We expect these acquisitions to reduce costs through economies of scale.

     In addition, the allocation of the purchase price for certain prior year acquisitions, including our acquisition of Pepsi-Gemex, S.A. de. C.V of Mexico, is still preliminary, pending final valuations on certain assets. The final allocations of the purchase price will be determined based on the fair value of assets acquired and liabilities assumed as of the dates of acquisition.

     In the first quarter of 2003, we paid approximately $3 million to PepsiCo for distribution rights relating to the SoBe brand in certain PBG-owned territories in the United States, which are being amortized over their estimated useful life of five years. In addition, we paid $2 million for the final working capital settlements relating to acquisitions made in the prior year.

Note 7 - Treasury Stock
     In the first 12 weeks of 2003, we repurchased approximately 4.8 million shares for $105 million and approximately 1.5 million shares for $34 million over the same period in 2002. Since the inception of our share repurchase program in October 1999, 45.2 million shares of PBG common stock have been repurchased of the total 50 million shares authorized to be repurchased.

Note 8 - Geographic Data
     We operate in one industry, carbonated soft drinks and other ready-to-drink beverages. We conduct business in all or a portion of the United States, Mexico, Canada, Spain, Russia, Greece and Turkey.

                                                              12-Weeks Ended
                                                              --------------
     Net Revenues                                         March         March
                                                         22, 2003      23, 2002
                                                         --------      -------
     U.S..............................................   $ 1,496       $ 1,580
     Mexico...........................................       157             -
     Other countries..................................       221           192
                                                          ------        ------
                                                         $ 1,874       $ 1,772
                                                          ======        ======

     Long-Lived Assets                                   March         December
                                                        22, 2003       28, 2002
                                                        --------       --------
     U.S..............................................  $ 5,631        $ 5,577
     Mexico...........................................    1,509          1,586
     Other countries..................................    1,178          1,127
                                                         ------         ------
                                                        $ 8,318        $ 8,290
                                                         ======         ======

Note 9 - Stock-Based Compensation

     During 2002,  the Financial  Accounting  Standards  Board  ("FASB")  issued
Statement of Financial Accounting Standard ("SFAS") No. 148 "Accounting for Stock-Based Compensation--Transition and Disclosure," which provides alternative methods of accounting for stock-based compensation and amends SFAS No. 123
"Accounting for Stock-Based Compensation." We measure stock-based compensation expense using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretations. Accordingly, compensation expense for stock option grants to our employees is measured as the excess of the quoted market price of common stock at the grant date over the amount the employee must pay for the stock. Our policy is to grant stock options at fair value on the date of grant. As allowed by SFAS No. 148, we have elected to continue to apply the intrinsic value-based method of accounting described above, and have adopted the disclosure requirements of SFAS No. 123. If we had measured compensation cost for the stock awards granted to our employees under the fair value based method prescribed by SFAS No. 123, net income would have been changed to the pro forma amounts set forth below:


                                                                                       12-Weeks Ended
                                                                                       --------------
                                                                                    March          March
                                                                                   22, 2003       23, 2002
                                                                                   --------       --------
Net income:
As reported.................................................................        $   33         $   54
Add:  Total stock-based employee compensation expense
      included in reported net income, net of taxes and
      minority interest.....................................................             1              -

Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of taxes
      and minority interest.................................................           (10)           (13)
                                                                                     -----          -----
Pro forma...................................................................        $   24         $   41
                                                                                     =====          =====

Earnings per share:
Basic - as reported.........................................................        $ 0.12         $ 0.19
Basic - pro forma...........................................................        $ 0.09         $ 0.15


                                                                                      12-Weeks Ended
                                                                                      --------------
                                                                                    March          March
                                                                                   22, 2003       23, 2002
                                                                                   --------       --------
Diluted - as reported.......................................................        $ 0.12         $ 0.19
Diluted - pro forma.........................................................        $ 0.08         $ 0.14

     Pro forma compensation cost measured for stock options granted to employees is amortized using a straight-line basis over the vesting period, which is typically three years.

     In the first quarter of 2003, we issued restricted stock awards to certain key senior management, which vest over periods ranging from three to five years from the date of grant. These restricted stock awards are earned only if the Company achieves certain performance targets over a three-year period. These restricted share awards are considered variable awards pursuant to APB Opinion 25, which requires the related compensation expense to be re-measured each period until the performance targets are met and the amount of the awards becomes fixed. When the restricted stock award was granted, deferred compensation of approximately $6 million was recorded as a reduction to shareholders' equity, and will be amortized on a straight-line basis over the vesting periods.

Note 10 - New Accounting Standards

     In January 2003, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 02-16, "Accounting by a Reseller for Cash Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)," addressing the recognition and income statement classification of various cash considerations given by a vendor to a customer. The consensus requires that certain cash considerations received by a customer from a vendor are presumed to be a reduction of the price of the vendor's products, and therefore should be characterized as a reduction of cost of sales when recognized in the customer's income statement, unless certain criteria are met. EITF Issue No. 02-16 became effective beginning in our fiscal year 2003. In the prior year we classified worldwide bottler incentives received from PepsiCo and other brand owners as adjustments to net revenues and selling, delivery and administrative expenses depending on the objective of the program. In accordance with EITF Issue No. 02-16, we have classified certain bottler incentives as a reduction of cost of sales beginning in 2003. We have recorded a transition adjustment of $6 million, net of taxes and minority interest of $1 million, for the cumulative effect on prior years. This adjustment reflects the amount of bottler incentives that can be attributed to our 2003 beginning inventory balances. This accounting change did not have a material effect on our income before cumulative effect of change in accounting principle in the first twelve weeks of 2003 and is not expected to have a material effect on such amounts for the balance of fiscal 2003. Assuming that EITF Issue No. 02-16 had been in place for all periods presented, the following pro forma adjustments would have been made to our reported results for the twelve-weeks added March 23, 2002:


                                                                          As        EITF 02-16     Pro Forma
                                                                      Reported      Adjustment      Results
                                                                      --------      ----------      -------
  Net revenues................................................         $1,772        $ (59)         $1,713
  Cost of sales...............................................            942          (95)            847
  Selling, delivery and administrative expenses...............            695           37             732
                                                                        -----         ----           -----
  Operating income............................................         $  135        $  (1)         $  134
                                                                        =====         ====           =====

     Assuming EITF Issue No. 02-16 had been adopted for all periods presented, pro forma net income and earnings per share for the twelve-weeks ended March 22, 2003 and March 23, 2002, would have been as follows:


                                                               12-Weeks Ended
                                                               --------------
                                                             March       March
                                                           22, 2003    23, 2002
                                                           --------    --------
  Net income:
    As reported...........................................  $   33      $  54
    Pro forma.............................................      39         53

  Earnings per share:
    Basic - as reported...................................  $ 0.12     $ 0.19
    Basic - pro forma.....................................  $ 0.14     $ 0.19

    Diluted - as reported.................................    0.12       0.19
    Diluted - pro forma...................................    0.14       0.18

     During 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with the Exit or Disposal Activities." SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. We do not anticipate that the adoption of SFAS No. 146 will have a material impact on our Condensed Consolidated Financial Statements.

     In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees that are entered into or modified after December 31, 2002. We do not anticipate that the adoption of FIN 45 will have a material impact on our Condensed Consolidated Financial Statements.

     In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities," which addresses consolidation by business enterprises of variable interest entities that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) the equity investors lack an essential characteristic of a controlling financial interest. We do not anticipate that the adoption of FIN 46 will have a material impact on our Condensed Consolidated Financial Statements.

Note 11 - Comprehensive Income

                                                              12-Weeks Ended
                                                              --------------
                                                           March         March
                                                          22, 2003      23, 2002
                                                          --------      --------
Net income...............................................    $ 33         $ 54
Currency translation adjustment..........................     (24)           2
Cash flow hedge adjustment (a)...........................       7            7
                                                              ---          ---
Comprehensive income.....................................    $ 16         $ 63
                                                              ===          ===
(a) Net of minority interest and taxes of $6 and $5 for the 12-weeks ended March 22, 2003 and March
23, 2002, respectively.

Note 12 - Contingencies

     We are subject to various claims and contingencies related to lawsuits, taxes and environmental and other matters arising out of the normal course of business. We believe that the ultimate liability arising from such claims or contingencies, if any, in excess of amounts already recognized is not likely to have a material adverse effect on our results of operations, financial condition or liquidity.

     In the first  quarter  of 2003,  we  settled a lawsuit  with the New Jersey
State Department of Labor and with current and former employees concerning overtime wage issues. The amount of this settlement was approximately $28 million, which was fully provided for in our litigation reserves in our Consolidated Balance Sheets at December 28, 2002.

                     Independent Accountants' Review Report

The Board of Directors and Shareholders
The Pepsi Bottling Group, Inc.:

We have reviewed the accompanying condensed consolidated balance sheet of The Pepsi Bottling Group, Inc. as of March 22, 2003, and the related condensed consolidated statements of operations and cash flows for the twelve weeks ended March 22, 2003 and March 23, 2002. These condensed consolidated financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of The Pepsi Bottling Group, Inc. as of December 28, 2002, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the fifty-two week period then ended not presented herein; and in our report dated January 28, 2003, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 28, 2002, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.


/s/ KPMG LLP

New York, New York
April 22, 2003


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